Exhibit 20.1
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                               Stockholder Letter

Dear Stockholder:

         To ensure our ability to protect the interests of our stockholders in the event of a hostile takeover attempt, your Board of Directors has adopted a Stockholder Rights Plan, which provides for the granting of Rights to holders of LightPath Technologies, Inc. common stock. The Board of Directors declared a dividend distribution of one preferred share purchase Right for each share of common stock held on May 1, 1998.

         Like hundreds of other companies, LightPath Technologies, Inc. has adopted a Stockholder Rights Plan to assure that any acquisition or change in control of the Company would take place under circumstances in which your Board of Directors can secure the best available transaction for all stockholders. The mere granting of the Rights should not deter any prospective buyer willing to negotiate with your Board of Directors or make an offer for all shares at a fair price.

         FOLLOWING IS A SUMMARY OF THE STOCKHOLDER RIGHTS PLAN. THE ADOPTION OF THE PLAN IS NOT IN RESPONSE TO ANY KNOWN EFFORT TO ACQUIRE CONTROL OF THE COMPANY. THIS PLAN IS NOT INTENDED TO PREVENT THE ACQUISITION OF THE COMPANY ON TERMS THAT ARE IN THE BEST INTERESTS OF ALL STOCKHOLDERS. NO RIGHTS CERTIFICATES WILL BE ISSUED UNTIL THEY ARE EXERCISABLE. YOU ARE NOT REQUIRED TO TAKE ANY ACTION AT THIS TIME WITH RESPECT TO THE RIGHTS AND YOU SHOULD NOT RETURN ANY SHARE CERTIFICATES WHICH YOU MAY HOLD.




          Leslie A. Danziger                 Donald Lawson
          Chairman of the Board              President
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